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BRIAN MCGRADY

brian.mcgrady@dechert.com

+1 212 698 3589 Direct

+1 212 698 0453 Fax

April 23, 2019

VIA EDGAR CORRESPONDENCE

Mr. Jay Williamson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Goldman Sachs Trust (the “Registrant”), SEC File Nos. 033-17619 and 811-05349

Dear Mr. Williamson:

This letter responds to the comments you provided to me and Vince Nguyen of Dechert LLP in a telephonic discussion on March 29, 2019 with respect to your review of Post-Effective Amendment No. 732 (the “Amendment”) to the Registrant’s registration statement filed with the U.S. Securities and Exchange Commission (“SEC”) on February 15, 2019. The Amendment was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), for the purpose of updating disclosure related to the renaming and repositioning of the Goldman Sachs Dynamic Global Equity Fund (f/k/a Goldman Sachs Equity Growth Strategy Portfolio) (the “Fund”). We have reproduced your comments below, followed by the Registrant’s responses. Capitalized terms have the meanings attributed to such terms in the registration statement.

Prospectuses

1.	Comment: Please explain supplementally the primary differences in the “Other Expenses” ratios across the Fund’s share classes.

Response: The Registrant respectfully notes that the primary differences in the “Other Expenses” ratios across the applicable share classes are the result of, among other things, contractual differences in transfer agency, service and shareholder administration fees.

Mr. Williamson April 23, 2019 Page 2

2.

Comment: The Staff notes that, pursuant to the Fund’s principal investment strategy, the Fund’s 80% investment policy is tied to a diversified portfolio of global equity asset classes. The Staff further notes that the principal investment strategy provides that such investments may include underlying funds (including exchange-traded funds (“ETFs”)), futures, forwards, options and other instruments with similar economic exposures. Please:

•	explain supplementally why the 80% investment policy refers to “global equity asset classes” instead of “global equity securities”;

•

explain supplementally how the Investment Adviser will determine whether investments in underlying funds (including ETFs), futures, forwards, options and other instruments with similar economic exposures qualify towards the Fund’s 80% investment policy. In addition, please disclose how the Fund will value derivative instruments for purposes of its 80% investment policy; and

•	consider revising the principal investment strategy to describe the Investment Adviser’s process for buying and selling investments.

Response: The Registrant notes that the reference to “asset classes” was meant to reflect the Fund’s investment strategy of gaining equity exposure through, among other things, equity securities, derivative instruments and other instruments with similar economic exposures.

Furthermore, the Registrant confirms that the Fund’s investments in underlying funds (including ETFs) will only be counted towards the Fund’s 80% policy if such underlying funds primarily provide equity exposure to global markets (e.g., the underlying fund has an investment policy to invest at least 80% of its net assets, plus borrowings for investment purposes, in global equity asset classes). The Registrant also confirms that the Fund’s use of futures, forwards, options and other instruments will only be counted towards the Fund’s 80% policy where such instruments primarily provide equity exposure to global markets. The Registrant will value each applicable derivative instrument based upon its market value for purposes of the Fund’s 80% policy.

Additionally, the Fund’s principal investment strategy has been revised to describe the Investment Adviser’s process for buying and selling investments. The additional disclosure is included in the attached Exhibit A.

3.

Comment: The Staff notes that the Fund’s principal investment strategy references various derivative instruments in which the Fund may invest to implement its strategy. Please consider revising to provide a more definitive discussion of the derivative instruments that the Fund intends to principally use, how the Fund intends to use them, and the extent to which the Fund intends to use them (i.e., what sort of economic or notional exposures will the Fund have relative to asset levels). Please refer to the Letter regarding Derivatives-Related Disclosures by Investment Companies from Barry D. Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management, to Karrie McMillan, Esq., General Counsel, Investment Company Institute (July 30, 2010) (the “Letter”).

Mr. Williamson April 23, 2019 Page 3

Response: The Fund has listed the derivative instruments that it expects to use in connection with carrying out its principal investment strategy as well as the related risks associated with such investments in accordance with the guidance found in the Letter. Consistent with the Letter, the Registrant’s disclosure focuses on the Fund’s anticipated investment operations, rather than on investments that the Fund might make. In addition, the Fund may utilize additional derivative instruments consistent with the Fund’s principal investment strategy and risks. The Registrant has added the following language to the Fund’s principal investment strategy in response to this comment: “Given the dynamic nature of the Investment Adviser’s process and the underlying exposures within the Fund, the Fund’s overall exposure to derivative instruments will vary over time.”

4.

Comment: As the Fund’s name includes the term “global,” please revise the disclosure to include a specified percentage of the Fund’s assets that will be invested globally (e.g., 40% of the Fund’s assets).

Response: The Registrant believes that the disclosure concerning the Fund’s intention to invest globally is consistent with SEC Staff guidance concerning the use of the term “global” in fund names. Footnote 42 to the adopting release for Rule 35d-1 under the Investment Company Act of 1940, as amended, clarifies that the appearance of the terms “international” or “global” in a fund’s name does not trigger the 80% test of Rule 35d-1. The release notes that “[the SEC] would expect, however, that investment companies using these terms in their names will invest their assets in investments that are tied economically to a number of countries throughout the world.” See Final Rule: Investment Company Names, Rel. No. IC-24828 (Jan. 17, 2001). The Registrant supplementally submits that the Fund currently intends to invest at least 40% of its assets in the securities of non-U.S. issuers. However, the Fund reserves the right to invest in any investments described in its Registration Statement consistent with its investment objective and principal investment strategy.

5.

Comment: Please re-order the principal risks of the Fund in order of importance rather than alphabetically. Please see the transcript of a speech delivered by Dalia Blass, Director of the SEC’s Division of Investment Management, at the ICI Securities Law Developments Conference on October 25, 2018.

Response: The Registrant respectfully declines to make the requested change. The Registrant is not aware of any requirement in Form N-1A that a fund’s principal risks be set forth in any particular order, and the Registrant believes that the current disclosure adequately and clearly describes the principal risks of investing in the Fund.

Mr. Williamson April 23, 2019 Page 4

6.

Comment: Under the “Summary–Principal Strategy” and “Investment Management Approach–Principal Investment Strategy” sections, please explain supplementally the material changes in investments and strategies and their related risks resulting from the repositioning.

Response: As described in more detail in the supplement filed with the SEC pursuant to Rule 497 under the Securities Act on December 14, 2018 (Accession No. 0001193125-18-349709), the material changes in the principal investment strategy and principal risks reflect the Fund’s significant reduction in its investment allocation to underlying funds while increasing its allocation to derivative instruments to gain exposure to global equity asset classes.

7.	Comment: Please provide the Staff with a completed copy of the Fund’s fee tables prior to the Fund’s 485(b) filing.

Response: The Fund’s completed fee tables are included in the attached Exhibit A.

8.

Comment: In the “Investment Management Approach–Principal Investment Strategy” section, please revise the first bullet of the “economically-tied” test to refer specifically to a class of “equity” securities.

Response: The Registrant respectfully notes that the above-referenced test is intended to explain how the Investment Adviser determines whether an issuer is economically-tied to a particular country. In making such determination, the Investment Adviser will consider the various classes of an issuer’s securities, including equity and fixed income securities, that are principally traded in a particular country. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

9.

Comment: The Staff notes the “Investment Management Approach–Principal Investment Strategy” section includes disclosure stating that “[t]he allocation process is done relative to the benchmark such that the sources of tracking error to the benchmark are relatively balanced across the asset allocation factors. The resulting strategic asset allocation is implemented using a range of bottom-up security selection strategies across equity, fixed income and dynamic asset classes which may utilize fundamental or quantitative investment techniques.” This description of the Investment Adviser’s strategies appears confusing. Please consider revising as appropriate.

Mr. Williamson April 23, 2019 Page 5

Response: The Registrant has removed this disclosure consistent with the Staff’s comment.

Statement of Additional Information

10.	Comment: Under the “Investment Restrictions” section, please explain supplementally why investment companies are parenthetically excluded as an industry with respect to the concentration policy.

Response: The Registrant believes that its current concentration policy complies with applicable legal requirements, including Staff guidance. The Registrant is not aware of a requirement to “look through” underlying fund investments for purposes of administering the Fund’s concentration policy. Additionally, the Fund, like any other shareholder of an investment company in which it invests, may not be in a position to obtain current information about the portfolio holdings of that investment company. Even if such information is available to the Fund, it may become stale or outdated after a short period of time. Furthermore, if the Investment Adviser did want to assign industry classifications to investment companies based on their underlying holdings, it would be difficult to accomplish with any reasonable degree of confidence, as industry classifications between funds may differ. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

*      *       *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (212) 698-3589 if you wish to discuss this correspondence further.

Sincerely,

/s/ Brian McGrady

Brian McGrady

cc:	Melissa O’Neill, Goldman Sachs & Co. LLC

Brenden P. Carroll, Dechert LLP

Mr. Williamson April 23, 2019 Page 6

Exhibit A

Response 2

The following disclosure is added to the “Summary–Principal Strategy” and “Investment Management Approach–Principal Investment Strategy” sections:

The Investment Adviser generally expects to identify investments using a dynamic management approach. This approach considers global equity and downside risks. The Investment Adviser will consider these risks in terms of the desired market exposure for a given global equity asset class.

Response 7

	Class A	Class C	Institutional	Service	Investor	Class R	Class R6
Shareholder Fees
(fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.50%	None	None	None	None	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lower of original purchase price or sales proceeds)[1]	None	1.00%	None	None	None	None	None

	Class A	Class C	Institutional	Service	Investor	Class R	Class R6
Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.15%	0.15%	0.15%	0.15%	0.15%	0.15%	0.15%
Distribution and/or Service (12b-1) Fees	0.25%	0.75%	None	0.25%	None	0.50%	None
Other Expenses[2]	0.26%	0.51%	0.12%	0.37%	0.26%	0.26%	0.11%
Service Fees	None	0.25%	None	None	None	None	None
Shareholder Administration Fees	None	None	None	0.25%	None	None	None
All Other Expenses	0.26%	0.26%	0.12%	0.12%	0.26%	0.26%	0.11%
Acquired (Underlying) Fund Fees and Expenses[3]	0.25%	0.25%	0.25%	0.25%	0.25%	0.25%	0.25%

Total Annual Fund Operating Expenses[4]	0.91%	1.66%	0.52%	1.02%	0.66%	1.16%	0.51%
Expense Limitation[5]	(0.08)%	(0.08)%	(0.08)%	(0.08)%	(0.08)%	(0.08)%	(0.08)%

Total Annual Fund Operating Expenses After Expense Limitation[4]	0.83%	1.58%	0.44%	0.94%	0.58%	1.08%	0.43%

[1]	A contingent deferred sales charge (“CDSC”) of 1% is imposed on Class C Shares redeemed within 12 months of purchase.
[2]	The Fund’s “Other Expenses” for Class R6 Shares have been restated to reflect expenses expected to be incurred during the current fiscal year.
[3]	The “Acquired (Underlying) Fund Fees and Expenses” have been restated to reflect expenses expected to be incurred during the current fiscal year.
[4]

The “Total Annual Fund Operating Expenses” and “Total Annual Fund Operating Expenses After Expense Limitation” do not correlate to the ratios of net and total expenses to average net assets provided in the Financial Highlights, which reflect the operating expenses of the Fund and do not include “Acquired (Underlying) Fund Fees and Expenses.”

[5]

The Investment Adviser has agreed to reduce or limit “Other Expenses” (excluding acquired (underlying) fund fees and expenses, transfer agency fees and expenses, service fees, shareholder administration fees, taxes, interest, brokerage fees, expenses of shareholder meetings, litigation and indemnification, and extraordinary expenses) to 0.004 % of the Fund’s average daily net assets through at least April 30, 2020, and prior to such date, the Investment Adviser may not terminate the arrangement without the approval of the Board of Trustees.

Mr. Williamson April 23, 2019 Page 7

Class P
Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.15%
Other Expenses[1]	0.11%
Acquired (Underlying) Fund Fees and Expenses[2]	0.25%

Total Annual Fund Operating Expenses[3]	0.51%

Expense Limitation[4]	(0.08)%

Total Annual Fund Operating Expenses After Expense Limitation[3]	0.43%

[1]	The “Other Expenses” for Class P Shares have been restated to reflect expenses expected to be incurred during the current fiscal year.
[2]	The “Acquired (Underlying) Fund Fees and Expenses” have been restated to reflect expenses expected to be incurred during the current fiscal year.
[3]

The “Total Annual Fund Operating Expenses” and “Total Annual Fund Operating Expenses After Expense Limitation” do not correlate to the ratios of net and total expenses to average net assets provided in the Financial Highlights, which reflect the operating expenses of the Fund and do not include “Acquired (Underlying) Fund Fees and Expenses.”

[4]

The Investment Adviser has agreed to reduce or limit “Other Expenses” (excluding acquired (underlying) fund fees and expenses, transfer agency fees and expenses, taxes, interest, brokerage fees, expenses of shareholder meetings, litigation and indemnification, and extraordinary expenses) to 0.004 % of the Fund’s average daily net assets through at least April 30, 2020, and prior to such date, the Investment Adviser may not terminate the arrangement without the approval of the Board of Trustees.